Exhibit 99.1

News Release
Suite 1000, 205 Ninth Ave. S.E.
Calgary, Alberta T2G 0R3
Website: www.fording.ca

For Immediate Release
FORDING ANNOUNCES THAT PLAN OF ARRANGEMENT WITH TECK HAS
RECEIVED ALL REQUIRED REGULATORY APPROVALS
CALGARY, September 25, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Fording’s proposed plan of arrangement with Teck Cominco Limited previously announced on July 29, 2008, has received approval from the United States Securities and Exchange Commission with respect to the Schedule 13e-3 filing described in Fording’s August 21, 2008 news release, that clearance of the proposed arrangement has been received from the Canadian, U.S., Turkish and Korean competition authorities, that competition clearance in the form of a notice of non-opposition from the European Commission competition authority has been received, and that confirmation has been received from the Canadian Minister of Transport, Infrastructure and Communities that the proposed transaction does not raise public interest issues as it relates to national transportation under the Canada Transportation Act. Accordingly, all necessary regulatory approvals required by Fording in order to complete the arrangement have now been received.
The special meeting to approve the proposed arrangement will be held on September 30, 2008 at 9:00 a.m. Calgary time. Fording will make an application to the Court of Queen’s Bench of Alberta for the final order approving the plan of arrangement, if the arrangement is approved by securityholders at the meeting.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording holds a 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Fording’s units are traded on the TSX under the symbol FDG.UN and on the NYSE under the symbol FDG.
FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations Contact:

Colin Petryk	Najda Dupanovic
Fording Canadian Coal Trust	Coordinator, Investor Relations
Director, Investor Relations	(403) 260-9892
(403) 260-9823
Email: investors@fording.ca
Proxy Solicitation Agent
Laurel Hill Advisory Group
1-866-570-5373